FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: COMMUNITY FIRST BANCSHARES, INC.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-213283

The following is a letter from Community First Bancshares, Inc. (“CFBI”) mailed to its shareholders:

[LETTERHEAD OF COMMUNITY FIRST BANCSHARES, INC.]

October 31, 2016

Dear Community First Bancshares, Inc. Shareholder:

Significant progress has been made in anticipation of the merger between Community First Bancshares, Inc. (“CFBI”) and Equity Bancshares, Inc. (“Equity”). We continue to expect to close the transaction in November. Approval for the transaction has been received from the Federal Reserve and last week both the CFBI and Equity shareholders approved the merger overwhelmingly. CFBI is still working on the disposition of the 142,367 shares of White River Bancshares Company (“WRBC”) that it owns. Prior to the closing of the merger with Equity, we will distribute as a dividend to our shareholders a) the net proceeds from the sale of the WRBC shares, b) the actual shares of WRBC on a pro rata basis, or c) a combination of the above. Details of the distribution will follow in a few days.

The merger agreement calls for the conversion of CFBI shares into Equity shares and the payment of cash to CFBI shareholders. Promptly after the closing of the transaction, you will receive a letter from Continental Stock Transfer & Trust Company instructing you how to convert your CFBI shares into Equity shares and receive payment of any cash.

If you hold CFBI stock certificates in your possession, it is imperative you find them now to avoid significant penalties the transfer agent will charge. Please do so immediately.

If you are unable to locate your CFBI stock certificates, we will assist you in reissuing a certificate for your shares. Please call Dan Bowers’ (CFBI Corporate Secretary) office immediately at (870) 741-6166 and ask for Melissa Davis, and she will assist you in obtaining replacement certificates. Please do not wait to begin this process, as it takes several steps and reissuance of shares must be completed by November 9, 2016.

CFBI and Equity are doing all we can to ensure the conversion of stock certificates is as seamless as possible. Substantial progress has been made to close the merger soon and convert all of Community First Bank’s systems to Equity Bank platforms. Equity Bank personnel have met all our expectations as they have been excellent to work with throughout the entire process.

If you have any questions concerning the attached material, do not hesitate to call me at 870-391-8069.

Sincerely,

Jerry P. Maland, Chairman

Special Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed merger transactions, Equity filed a registration statement on Form S-4 (Reg. No. 333-213283) with the SEC on August 24, 2016 for the CFBI merger transaction, which includes a joint proxy statement of CFBI and Equity and a prospectus of Equity, and will file other documents regarding the proposed CFBI merger transactions with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE APPLICABLE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER TRANSACTIONS. The applicable proxy statement/prospectus has or will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders may obtain the registration statements and the proxy statement/prospectuses free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and CFBI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed merger transactions. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transactions filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.